EXHIBIT 21.1

Subsidiaries of ZVUE Corporation

The subsidiaries of ZVUE Corporation. (the “Registrant”) as of March 31, 2008, are listed below:

Subsidiary	Ownership	Jurisdiction
1. eBaum’s World, Inc.	100% owned by Registrant	New York, United States
2. Dorks LLC	100% owned by Registrant	Washington, United States
3. Putfile, Ltd.	100% owned by Registrant	United Kingdom